ISSUED ON BEHALF OF REED ELSEIVER PLC AND REED ELSEVIER NV

8 August 2011

Director/PDMR Shareholding

Reed Elsevier announces that Mr Adrian Hennah, a non-executive director of Reed Elsevier, today purchased 5,180 Reed Elsevier PLC ordinary shares at 479.9p per share.

As a result of this transaction, Mr Hennah’s interest in the share capital of Reed Elsevier is
5,180 Reed Elsevier PLC ordinary shares.